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                                                      OPPENHEIMERFUNDS
Patricia C. Foster                                    OppenheimerFunds, Inc.
Vice President                                        Rochester Division
and Assistant Counsel                                 350 Linden Oaks
                                                      Rochester, NY 14625-2807
                                                      Tel 716 383-1300




                                                      July 14, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Oppenheimer Large Cap Value Fund
            Registration No. 333-56847
            File No. 811-08811


Ladies and Gentlemen:

      On May 27, 1999, on behalf of Oppenheimer Large Cap Value Fund ("Registrant") we filed Pre-Effective Amendment No. 1to Registrant's registration statement on Form N-1A/A under the Securities Act of 1933 and the Investment Company Act of 1940, together with a request for acceleration of the effective date of that registration statement to July 30, 1999 pursuant to Rule 461 under the Securities Act of 1933. The filing was effected electronically (Accession Number 0001063354-99-000001).

      Registrant  hereby  requests   withdrawal  of  its  previous  request  for
acceleration of the effective date of its registration statement, without prejudice to submit a subsequent request for acceleration.

                                                Very truly yours,

                                                /s/ Patricia C. Foster
                                                -------------------------
                                                Patricia C. Foster
                                                Vice President/Assistant Counsel


cc:   Lillie Chiu
      Andrew J. Donohue, Esq.
      Ronald Feiman, Esq.
      Robert G. Zack, Esq.